Exhibit 99.1

Copa Holdings Reports Net Income of US$64.1 Million and EPS of US$1.46 for the Second Quarter of 2015

Excluding special items, adjusted net income came in at $41.0 million, or EPS of $0.93

Panama City, Panama — August 12, 2015. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2015 (2Q15). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2014 (2Q14).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$64.1 million for 2Q15, or diluted earnings per share (EPS) of US$1.46. Excluding special items, Copa Holdings would have reported an adjusted net income of $41.0 million, or $0.93 per share, a 64.7% decrease over adjusted net income of US$115.9 million and US$2.61 per share for 2Q14.

▪	Operating income for 2Q15 came in at US$49.2 million, a 62.5% decrease over operating income of US$131.2 million in 2Q14. Operating margin for the period came in at 9.1%, compared to 19.5% in 2Q14, as a result of lower unit revenues partially offset by lower unit costs.

▪	Total revenues decreased 20.1% to US$538.4 million. Yield per passenger mile decreased 20.4% to 13.2 cents and operating revenue per available seat mile (RASM) decreased 24.4% to 10.0 cents.

▪	For 2Q15, passenger traffic (RPMs) decreased 0.2% on a 5.8% capacity expansion. As a result, consolidated load factor came in at 72.9%, or 4.3 percentage points below 2Q14.

▪	Operating cost per available seat mile (CASM) decreased 14.7%, from 10.7 cents in 2Q14 to 9.1 cents in 2Q15, mainly due to lower jet fuel costs. CASM excluding fuel decreased 6.3% to 6.2 cents mainly due to lower sales related expenses and lower overhead expenses.

▪	Cash, short-term and long-term investments ended 2Q15 at US$1.15 billion, representing 46% of the last twelve months’ revenues. Of this amount, 39%, or US$452.2 million, is in Venezuela pending repatriation due to government currency controls.

▪	During the second quarter, Copa Airlines took delivery of two Boeing 737-800 aircraft, and returned a leased Boeing 737-700. Furthermore, the Company subleased one of its Boeing 737-700s to United Airlines. As a result, Copa Holdings ended the quarter with a consolidated fleet of 98 aircraft.

▪	For 2Q15, Copa Holdings reported consolidated on-time performance of 90.4% and a flight-completion factor of 99.7%, maintaining its position among the best in the industry.

SUBSEQUENT EVENTS

▪	During July 2015, Copa Holdings subleased one more of its Boeing 737-700s to United Airlines.

▪	Copa Holdings will pay its third quarter dividend of US$0.84 per share on September 15, 2015, on all outstanding Class A and Class B shares, to stockholders of record as of August 31, 2015.

Consolidated Financial & Operating Highlights	2Q15	2Q14	% Change		1Q15	% Change
Revenue Passengers Carried ('000)	1,868	1,890	-1.2%		1,965	-4.9%
RPMs (mm)	3,909	3,916	-0.2%		4,143	-5.6%
ASMs (mm)	5,359	5,067	5.8%		5,433	-1.4%
Load Factor	72.9%	77.3%	-4.3	p.p.	76.3%	-3.3	p.p.
Yield	13.2	16.6	-20.4%		14.8	-10.6%
PRASM (US$ Cents)	9.7	12.8	-24.9%		11.3	-14.5%
RASM (US$ Cents)	10.0	13.3	-24.4%		11.6	-13.6%
CASM (US$ Cents)	9.1	10.7	-14.7%		9.3	-1.7%
CASM Excl. Fuel (US$ Cents)	6.2	6.6	-6.3%		6.3	-1.7%
Breakeven Load Factor (1)	65.6%	60.8%	4.8	p.p.	60.0%	5.6	p.p.
Fuel Gallons Consumed (Millions)	67.9	65.9	3.1%		69.6	-2.5%
Avg. Price Per Fuel Gallon (US$ Dollars)	2.30	3.13	-26.5%		2.31	-0.6%
Average Length of Haul (Miles)	2,093	2,072	1.0%		2,109	-0.8%
Average Stage Length (Miles)	1,243	1,210	2.7%		1,247	-0.4%
Departures	30,078	29,726	1.2%		30,603	-1.7%
Block Hours	95,694	92,115	3.9%		97,530	-1.9%
Average Aircraft Utilization (Hours)	10.8	11.0	-1.5%		11.1	-2.3%
Operating Revenues (US$ mm)	538.4	673.6	-20.1%		631.8	-14.8%
Operating Income (US$ mm)	49.2	131.2	-62.5%		127.3	-61.4%
Operating Margin	9.1%	19.5%	-10.3	p.p.	20.1%	-11.0	p.p.
Net Income (US$ mm)	64.1	118.2	-45.8%		113.1	-43.3%
Adjusted Net Income (US$ mm) (1)	41.0	115.9	-64.7%		106.0	-61.4%
EPS - Basic and Diluted (US$)	1.46	2.66	-45.3%		2.57	-43.3%
Adjusted EPS - Basic and Diluted (US$) (1)	0.93	2.61	-64.4%		2.41	-61.3%
# of Shares - Basic and Diluted ('000)	44,038	44,409	-0.8%		44,077	-0.1%

(1)Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 2Q15, 2Q14, and 1Q15 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges, and also exclude charges/gains related to the Venezuelan currency.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON 2Q15 RESULTS

Copa Holdings’ second quarter results reflect lower passenger yields, driven in large part by the reduction in Venezuelan yields from the transition to all US dollar ticket sales, as well as further demand weakness, mainly in Venezuela, Brazil and Colombia, which were partially offset by a lower fuel expense and lower ex-fuel unit costs for the quarter.

Total revenues decreased 20.1% to US$538.4 million during the quarter on capacity growth of 5.8%. Load factor came in at 72.9%, or 4.3 percentage points below 2Q14, while yields decreased 20.4% to 13.2 cents. As a result, passenger revenues per ASM (PRASM) decreased 24.9%, from 12.8 cents in 2Q14 to 9.7 cents in 2Q15.

Consolidated operating expenses for 2Q15 decreased 9.8% to US$489.2 million, while consolidated operating expenses per ASM (CASM) decreased 14.7% to 9.1 cents. Excluding fuel costs, unit costs decreased 6.3% to 6.2 cents, mainly as a result of lower sales related expenses and lower overhead expenses.

Aircraft fuel expense decreased 24.3%, or US$50.0 million, compared to 2Q14, mostly as a result of lower fuel prices partially offset by increased capacity. The Company’s effective jet fuel price, which includes a realized hedge loss of US$21.3 million in 2Q15 and a gain of US$3.8 million in 2Q14, decreased from an average of US$3.13 in 2Q14 to US$2.30 in 2Q15.

For 2Q15, the Company had fuel hedges in place representing 30% of its consolidated volume. The Company has hedged approximately 25% for 3Q15, and 25% for 4Q15. For 2016, the Company has hedged approximately 21% of its forecasted fuel consumption.

The Company recorded a net non-operating income of US$22.1 million for 2Q15 compared to a net non-operating income of US$0.8 million for 2Q14. Non-operating income (expense) included a fuel hedge mark-to-market gain of US$23.4 million, compared to a fuel hedge mark-to-market gain of US$4.1 million for 2Q14.

Copa Holdings closed the quarter with US$1.15 billion in cash, short-term and long-term investments, representing 46% of the last twelve months´ revenues. Of such cash, US$452.2 million is subject to exchange controls in Venezuela and pending repatriation. Cash, short-term and long-term investments excluding the funds pending repatriation from Venezuela represent approximately 28% of the last twelve months’ revenues.

At the end of 2Q15, total debt amounted to US$1.2 billion, all of which is related to aircraft and equipment financing.

Copa Holdings’ second quarter results are mostly the product of a weak economic environment in South America. However, we still have a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel. Going forward, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

OUTLOOK FOR 2015

For 2015, the Company updates its guidance as follows: Consolidated capacity growth at +/-5%, down from the previous guidance, mainly as a result of some capacity reductions along the network.

Load factors are still expected to come in at +/-75%. Unit revenues (RASM) are expected to come in lower at +/-10.5 cents, primarily due to further weakening of currencies and demand, mainly in South American markets. Unit costs excluding fuel, or CASM ex-fuel, are still expected to come in at +/-6.5 cents.

Factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$2.20 per gallon. As a result, the Company is projecting an operating margin in the range of 11% to 13% for 2015.

Financial Outlook	2015 - Full Year Revised	2015 - Full Year Prior	2014 Reported
Capacity - ASM Growth	+/-5%	+/-6%	9.5%
Average Load Factor	+/-75%	+/-75%	76.7%
RASM (cents)	+/-10.5	+/-11.4	13.1
CASM Ex-fuel (cents)	+/-6.5	+/-6.5	6.6
Operating Margin	11-13%	14-16%	19.8%

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 2Q15 totaled US$538.4 million, a 20.1% decrease over operating revenue of US$673.6 million in 2Q14. This decrease was primarily due to a 20.5% or US$133.6 million decrease in passenger revenue.

Passenger revenue. For 2Q15, passenger revenue totaled US$517.5 million, a 20.5% decrease over passenger revenue of US$651.1 million in 2Q14. Passenger yield decreased 20.4% to 13.2, while load factor decreased 4.3%, which resulted in a 24.9% decrease in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$20.8 million in 2Q15, a 7.3% decrease from cargo, mail and other of US$22.5 million in 2Q14.

Operating expenses

For 2Q15, consolidated operating expenses decreased 9.8% to US$489.2 million, representing operating cost per available seat mile (CASM) of 9.1 cents. CASM, excluding fuel costs, decreased 6.3% to 6.2 cents. An overview of the major variances on a consolidated basis follows.

Aircraft fuel. For 2Q15, aircraft fuel totaled US$155.9 million, a US$50.0 million or 24.3% decrease over aircraft fuel of US$205.9 million in 2Q14. This decrease was primarily a result of a 3.1% increase in gallons consumed, and a 26.5% decrease in the average price per gallon of jet fuel (all-in), which averaged US$2.30 in 2Q15 as compared to US$3.13 in 2Q14. The all-in average price per gallon of jet fuel for 2Q15 includes a $21.3 million fuel hedge loss, compared to a US$3.8 million gain in 2Q14. Excluding the effect of fuel hedge results for both periods, fuel prices decreased 37.7%, from US$3.18 per gallon in 2Q14 to US$1.98 in 2Q15.

Salaries and benefits. For 2Q15, salaries and benefits totaled US$69.2 million, a 0.5% decrease over salaries and benefits of US$69.6 million in 2Q14. The main driver was a positive effect of foreign exchange rates partially offset by an increase in operating headcount to support additional capacity.

Passenger servicing. For 2Q15, passenger servicing totaled US$63.3 million, a 3.4% decrease over passenger servicing of US$65.5 million in 2Q14. This decrease resulted primarily from fewer passengers carried and a decrease in irregular operations.

Commissions. For 2Q15, commissions totaled US$20.4 million, a 16.7% decrease over commissions of US$24.5 million in 2Q14. This decrease was primarily a result of a lower revenue base, partly offset by a higher average commission rate.

Reservations and sales. Reservations and sales totaled US$22.0 million, a 8.1% decrease from reservation and sales of US$24.0 million in 2Q14. This decrease was primarily a result of a lower revenue base and fewer GDS bookings.

Maintenance, material and repairs. For 2Q15, maintenance, material and repairs totaled US$28.0 million, a 4.4% decrease over maintenance, material and repairs of US$29.3 million in 2Q14. This decrease was mainly a result of lower aircraft lease return costs versus provisions.

Depreciation. Depreciation totaled US$33.9 million in 2Q15, a 22.0% increase over depreciation of US$27.7 million in 2Q14. This increase was primarily driven by the full-year effect of four additional aircraft and maintenance events from 2014, 2015 aircraft deliveries, and the accelerated depreciation of maintenance events related to leased aircraft returns scheduled for later this year.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 4.3% from US$74.3 million in 2Q14 to US$77.5 million in 2Q15, primarily as a result of an increase in departures, additional aircraft rentals, and additional exchange part rentals.

Other. Other expenses totaled US$19.0 million, a decrease of US$2.5 million over 2Q14. This was primarily a result of a decrease in other general administrative expenses.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net income of US$22.1 million in 2Q15, compared to a net income of US$0.8 million in 2Q14.

Interest expense. Interest expense totaled US$8.4 million in 2Q15, a 21.8% increase from interest expense of US$6.9 million in 2Q14, as a result of a higher effective interest rate and outstanding debt balance related to recent aircraft deliveries.

Interest income. Interest income totaled US$5.8 million, a 61.5% increase over interest income of US$3.6 million in 2Q14.

Other, net. Other, net totaled a net gain of US$24.7 million in 2Q15, compared to a net gain of US$4.1 million in 2Q14. Other, net for 2Q15, includes a fuel hedge mark-to-market gain of US$23.4 million, compared to a fuel hedge mark-to-market gain of US$4.1 million for 2Q14.

About Copa Holdings:

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 74 destinations in 30 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 97 aircraft: 71 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2431

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	2Q15	2Q14	Change	1Q15	Change
Operating Revenues
Passenger Revenue	517,508	651,081	-20.5%	613,510	-15.6%
Cargo, mail and other	20,846	22,480	-7.3%	18,323	13.8%
Total Operating Revenue	538,354	673,560	-20.1%	631,833	-14.8%

Operating Expenses
Aircraft fuel	155,908	205,942	-24.3%	160,791	-3.0%
Salaries and benefits	69,204	69,584	-0.5%	78,022	-11.3%
Passenger servicing	63,315	65,533	-3.4%	66,142	-4.3%
Commissions	20,383	24,467	-16.7%	25,988	-21.6%
Reservations and sales	22,033	23,978	-8.1%	21,500	2.5%
Maintenance, material and repairs	27,999	29,301	-4.4%	25,709	8.9%
Depreciation	33,855	27,744	22.0%	31,464	7.6%
Flight operations	32,605	32,547	0.2%	33,346	-2.2%
Aircraft rentals	30,034	28,534	5.3%	30,245	-0.7%
Landing fees and other rentals	14,889	13,250	12.4%	13,748	8.3%
Other	18,973	21,490	-11.7%	17,601	7.8%
Total Operating Expense	489,197	542,369	-9.8%	504,555	-3.0%

Operating Income	49,157	131,192	-62.5%	127,279	-61.4%

Non-operating Income (Expense):
Interest expense	(8,372)	(6,876)	21.8%	(7,590)	10.3%
Interest income	5,789	3,586	61.5%	6,275	-7.7%
Other, net	24,657	4,107	n/m	2,083	n/m
Total Non-Operating Income/(Expense)	22,074	817	n/m	768	n/m

Income before Income Taxes	71,231	132,008	-46.0%	128,047	-44.4%

Provision for Income Taxes	7,134	13,836	-48.4%	14,926	-52.2%

Net Income	64,097	118,172	-45.8%	113,121	-43.3%

EPS - Basic and Diluted	1.46	2.66	-45.3%	2.57	-43.3%
Shares - Basic and Diluted	44,037,684	44,408,515	-0.8%	44,077,111	-0.1%

Copa Holdings, S.A.
Balance Sheet - IFRS
(US$ Thousands)

	June 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$190,328	$221,443
Restricted cash and cash equivalents	27,260
Short-term investments	410,000	545,160
Total cash, cash equivalents and short-term investments	627,588	766,603

Accounts receivable, net of allowance for doubtful accounts	116,659	121,258
Accounts receivable from related parties	2,168	892
Expendable parts and supplies, net of allowance for obsolescence	59,303	59,954
Prepaid expenses	69,152	56,793
Other current assets	7,763	5,949
Total Current Assets	882,633	1,011,449

Long-term investments	526,132	396,802

Property and Equipment:
Owned property and equipment:
Flight equipment	2,884,315	2,725,407
Other equipment	106,437	89,257
	2,990,752	2,814,664
Less: Accumulated depreciation	(687,532)	(630,503)
	2,303,219	2,184,161
Purchase deposits for flight equipment	272,441	321,175
Total Property and Equipment	2,575,660	2,505,336

Other Assets:
Net pension asset	20,291	13,784
Goodwill	19,243	20,380
Intangible asset	43,552	36,915
Deferred tax Assets	24,412	17,235
Other assets	79,464	88,973
Total Other Assets	186,962	177,287
Total Assets	$4,171,388	$4,090,874

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$201,741	$187,646
Accounts payable	90,616	125,412
Accounts payable to related parties	10,042	6,749
Air traffic liability	385,564	408,012
Taxes and interest payable	63,662	58,554
Accrued expenses payable	66,124	85,847
Other current liabilities	79,662	109,277
Total Current Liabilities	897,411	981,497

Non-Current Liabilities:
Long-term debt	988,841	928,964
Post employment benefits liability	15,932	11,262
Other long-term liabilities	67,867	57,747
Deferred tax liabilities	44,020	36,296
Total Non-Current Liabilities	1,116,661	1,034,269

Total Liabilities	2,014,072	2,015,766

Shareholders' Equity:
Class A - 33,456,095 issued and 32,977,353 outstanding	20,924	20,859
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	55,360	53,486
Treasury Stock	(36,274)	(18,426)
Retained earnings	2,114,547	2,011,485
Accumulated other comprehensive income (loss)	(4,706)	238
Total Shareholders' Equity	2,157,316	2,075,108
Total Liabilities and Shareholders' Equity	$4,171,388	$4,090,874

Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the six months ended June 30,

(In US$ thousands)

	2015	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	194,620	273,835	383,779
Cash flow from (used) in investing activities	(197,718)	(91,020)	30,570
Cash flow used in financing activities	(28,017)	(149,822)	(163,058)
Net increase (decrease) in cash and cash equivalents	(31,115)	32,993	251,291
Cash and cash equivalents at December 31	221,443	139,110	76,094
Cash and cash equivalents at June 30 *	$190,328	$172,103	$327,385

Short-term investments **	410,000	723,808	479,676
Long-term investments ***	526,132	253,875	41,591
Restricted cash and cash equivalents ****	27,260	52,425	-
Total cash and cash equivalents and investments at June 30	$1,153,720	$1,202,211	$848,652

* At June 2015 and 2014, cash and cash equivelents include $17 million and $7 million, respectively, of cash in Venezuela which the Company expects to use over the next quarter as part of the normal operations in that country.

** Short term - investments include $264 million of cash in Venezuela at june 2014.

*** Long term - investments include $435 million and $253 million at june 2015 and 2014 of cash in Venezuela, respectively.

**** Restricted cash correspond to a margin calls to secure derivative financial instruments transactions.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS.This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	2Q15	2Q14	1Q15

Net income as Reported	$64,097	$118,172	$113,121

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments	(23,409)	(4,105)	(7,115)
(Loss) gain due to devaluation of Venezuelan Bolivar	(294)	(1,874)	36
Adjusted Net Income	$40,982	$115,941	$105,970

Shares used for Computation (in thousands)
Basic and Diluted	44,038	44,409	44,077

Adjusted earnings per share - Basic and Diluted	0.93	2.61	2.40

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	1Q15	1Q14	4Q14

Operating Costs per ASM as Reported	9.1	10.7	9.3
Aircraft fuel per ASM	(2.9)	(4.1)	(3.0)
Operating Costs per ASM excluding fuel	6.2	6.6	6.3